FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F      ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated December 6, 2006, regarding the result of the of Seventh Issue, Serial B of the Fourth Program of Telefónica del Peru’s Corporate Bonds

2.	Translation of a letter to CONASEV, dated December 6, 2006, regarding the result of the of Ninth Issue, Serial B of the Fourth Program of Telefónica del Peru’s Corporate Bonds

3.	Translation of a letter to CONASEV, dated December 11, 2006, regarding the result of the redemption of the Third Program of Telefónica del Peru’s Corporate Bonds – 6th Issue

4.	Translation of a letter to CONASEV, dated December 12, 2006, regarding the result of the redemption of the Second Program of Telefónica del Peru’s Corporate Bonds – 3rd Issue

5.	Translation of a letter to CONASEV, dated December 14, 2006, regarding the decisions adopted by the Board of Directors’ Meeting, held on December 13, 2006

Item 1

Lima, December 6, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re. : Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the Seventh Issue, Serial B of the Fourth Program of Telefónica del Peru’s Corporate Bonds:

Amount	S/. 18,000,000
N° of Bonds	3,600
Date of Issue	12.06.2006
Date of Redemption	12.06.2009
Nominal Interest Rate	5.8750%

Find attached the formulary required.

Sincerely,

Item 1

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Peru’s Bonds – 7th Issue.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of Primary Allocation	Allocation Price	Amount	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value	N° Value (Bonds)
B	5.8750%	5.8750%	100%	S/.18,000,000	S/.18,000,000	12/05/2006	12/06/2006	12/06/2009	S/. 5,000	3,6000

Item 1

Bonds Information

Telefónica del Perú S.A.A.

Fourth Program of Telefónica del Peru’s Bonds – 7th Issue.

Serial B

Amount of Issue        S/. 18,000,000.00

Schedule of Rates:

N° of Coupon	Date of Maturity(1)	Date of Payment(2)
1	06/06/2007	06/06/2007
2	12/06/2007	12/06/2007
3	06/06/2008	06/06/2008
4	12/06/2008	12/08/2008
5	06/06/2009	06/08/2009
6	12/06/2009	12/07/2009

(1)	Date of Maturity: is the date in which the period calendar culminates.
(2)	Date of Payment: is the date in which the payment of the interests is carried out.

*	Consider the complete timetable for each serial.

Date:	12/06/2006

Item 2

Lima, December 6, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re. : Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of Ninth Issue, Serial B of the Fourth Program of Telefónica del Peru’s Corporate Bonds:

Amount	S/. 89,285,000
N° of Bonds	17,857
Date of Issue	12.06.2006
Date of Redemption	12.06.2011
Nominal Interest Rate	6.3750%

Find attached the formulary required.

Sincerely,

Item 2

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Peru’s Bonds – 9th Issue.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of Primary Allocation	Allocation Price	Amount	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value	N° Value (Bonds)
B	6.3750%	6.3750%	100%	S/.89,285,000	S/.89,285,000	12/05/2006	12/06/2006	12/06/2011	S/. 5,000	17,857

Item 2

Bonds Information

Telefónica del Perú S.A.A.

Fourth Program of Telefónica del Peru’s Bonds – 9th Issue.

Serial B

Amount of Issue         S/. 89,285,000.00

Schedule of Rates:

N° of Coupon	Date of Maturity(1)	Date of Payment(2)
1	06/06/2007	06/06/2007
2	12/06/2007	12/06/2007
3	06/06/2008	06/06/2008
4	12/06/2008	12/08/2008
5	06/06/2009	06/08/2009
6	12/06/2009	12/07/2009
7	06/06/2010	06/07/2010
8	12/06/2010	12/06/2010
9	06/06/2011	06/06/2011
10	12/06/2011	12/06/2011

(3)	Date of Maturity: is the date in which the period calendar culminates.
(4)	Date of Payment: is the date in which the payment of the interests is carried out.

*	Consider the complete timetable for each serial.

Date:	12/06/2006

Item 3

Lima, December 11, 2006

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the redemption of the Third Program of Telefónica del Peru’s Corporate Bonds – 6th Issue, with the following characteristics:

Serial	A
Amount:	S/. 100,000,000.00
Date of Issue:	March 7, 2005
Term:	1 year and 9 months
Date of Maturity:	December 7, 2006

Sincerely.

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 4

Lima, December 12, 2006

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the redemption of the Second Program of Telefónica del Peru’s Corporate Bonds – 3rd Issue, with the following characteristics:

Serial	Unique
Amount:	S/. 100,000,000.00
Date of Issue:	December 11, 2001
Term:	5 years
Date of Maturity:	December 11, 2006

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 5

Lima, December 14, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs:

In compliance with the Stock Market Law and with the Regulation of Important Events, Reserved Information and Other Communications Telefónica del Perú S.A.A. hereby informs you that yesterday, the Board of Directors adopted the following decisions which are considered key events:

•	Approved the composition of the Board of Directors Executive Committee, which will be conformed by the Directors: José Javier Manzanares Gutiérrez, Spanish, identified with Foreign ID N° 000062114, Javier Nadal Ariño, Spanish, identified with passport N° 73180805-A; Juan Revilla Vergara, identified with National ID Card N° 08234014; and Eduardo Navarro de Carvalho, Brazilian, identified with passport N° Q 754885.

•	Acceptance of the resignation of Mr. Carlos Graham Sardi, Colombian, identified with Foreign ID N° 119193, as Residential Vice-President of Telefónica del Perú S.A.A. Mr. Graham Sardi was appointed Chief Executive Officer of Telefónica Multimedia S.A.C., in replacement of Mr. Werner Schuler Schutz, identified with National ID Card N° 10274322, who was promoted by the Group, to the position of regional level.

•	Assigned Mr. César Andrade Nicoli, identified National ID Card N° 09539369, as Residential Vice President of Telefónica del Perú S.A.A. Mr. Andrade Nicoli who was previously Vice-President of Wholesale of Telefónica del Perú S.A.A., this position is currently vacant.

Telfisa Perú S.A.C. hereby informs you that yesterday, the Board of Directors (i) accepted the resignation of Mr. Alejandro Villabona Arribas, Spanish, identified with passport N° 00811590-N, to the position of Director; (ii) accepted the resignation of Mrs. Moira Anne Rivera Cormack, identified with National ID Card N° 09399431, to the position of de Chief Executive Officer; and (iii) assigned Mr. Fermín Álvarez Carril, Spanish, identified with Foreign ID N° 0149686 as Chief Executive Officer.

In the following days we will send you the updated information of the Economic Group in the format established.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 19, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.